Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Taylor & Martin Group, Inc.:

We consent to the use of our report dated July 20, 2012, with respect to the consolidated balance sheets of Taylor & Martin Group, Inc. (the Company) as of December 31, 2011, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for the period from November 18, 2011 (date of inception) to December 31, 2011, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated July 20, 2012 contains an explanatory paragraph that states that the Company has suffered a loss from operations and has an accumulated deficit which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Houston, Texas

September 26, 2012